UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number:001-42416

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the extraordinary general meeting of shareholders of Elong Power Holding Limited (the “Company”), attached hereto and incorporated by reference herein are Notice of Extraordinary General Meeting and Proxy Statement and Form of Proxy Card.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elong Power Holding Limited

Date: October 16, 2026	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer and Chairwoman of the Board of Directors